CODE OF ETHICS

and

INSIDER TRADING POLICY

OLD MUTUAL CAPITAL, INC.

OLD MUTUAL INVESTMENT PARTNERS

OLD MUTUAL FUND SERVICES, INC.

Effective: January 1, 2008

Overview

This Code of Ethics and Insider Trading Policy (collectively, the “Code) establishes the ethical standards that apply to employees and affiliates of Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc. (collectively, “Old Mutual Denver”) as participants in the financial services industry.

Our industry is highly regulated. Federal law and rules established by the Securities and Exchange Commission (the “SEC”) and other regulators require many of the provisions of this Code, but those requirements are only part of your responsibilities under the Code.

What is a fiduciary? The term “fiduciary” is a complicated legal concept. In sum, we, as fiduciaries, must place our clients’ interests above our own. The term “client” includes not only the Old Mutual mutual funds and their shareholders, among others.

We are also concerned about how the public perceives us. Old Mutual Denver’s reputation for integrity is one of the most important assets that we have.

Our goal is to set a high standard for ethical behavior. We insist that our personnel and affiliates avoid even the appearance of impropriety, honor their fiduciary obligations, and comply with regulatory standards.

This Code is designed to be a roadmap to achieving that standard. It addresses five main areas:

•	Avoiding conflicts of interest;

•	Restrictions on the use of material nonpublic information, including “insider trading”;

•	Confidentiality of information obtained while you are affiliated with Old Mutual Denver;

•	Public disclosure of information about Old Mutual Denver and its clients; and

•	The buying and selling of securities by Old Mutual Denver personnel.

The first of these areas deals with broad potential and actual conflicts of interest, including specific dos and don’ts designed to avoid both. The remaining four focus on the legal and regulatory obligations of Old Mutual Denver and its personnel in the areas of inside information and trading on or disclosing that information, which are potential conflict of interest areas that are highly regulated.

Ask First

If you have questions regarding the Code or any particular transaction under the Code, call the Chief Compliance Officer1 of Old Mutual Denver before you act.

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1 For purposes of this Code, references to the “Chief Compliance Officer” include persons in the Compliance Department to whom the Chief Compliance Officer has delegated authority in the areas referenced.

Avoiding Conflicts of Interest

This Code addresses conflicts of interest and potential conflicts of interest. A conflict or potential conflict of interest is a situation where your interests may not coincide with those of our clients, including the shareholders of the mutual funds advised, administered and/or distributed by Old Mutual Denver (the “Old Mutual Funds”). “Affiliated Funds” include the Old Mutual Funds and those investment vehicles managed or distributed by affiliates of Old Mutual Denver. In our business, many opportunities for conflicts to arise, and regulators have prohibited or sharply regulated many areas in an effort to minimize actual and potential conflicts. A conflict of interest, in turn, can lead to a breach of the fiduciary duty owed to our clients.

Action by Old Mutual Denver

If you violate this Code, you or Old Mutual Denver may be subject to regulatory sanctions, and Old Mutual Denver may impose additional sanctions..

As a condition of your employment, you must comply with all of the provisions of the Code. If you violate any provision, Old Mutual Denver will take appropriate action, taking into consideration all the relevant circumstances. Possible actions include letters of sanction, disgorgement of trading profits, suspension or termination of employment or removal from office.

Although we keep confidential all reports of violations, management of Old Mutual Denver and/or Boards of Trustees of the Old Mutual Funds may review them in order to verify compliance with the Code. We may ask you to provide additional information to clarify the nature of particular transactions.

Specific Dos and Don’ts

As fiduciaries, we must put the interests of our clients first. In addition, Old Mutual Denver and its affiliates and the ultimate owners of these companies, the shareholders of Old Mutual plc, also require our loyalty. You may not act in a manner that is contrary, or appears to be contrary, to the best interests of our clients, Old Mutual Denver and Old Mutual plc. Specifically:

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Outside Employment. We expect that you consider your employment by Old Mutual Denver to be your primary employment. Any outside activity must not interfere with your ability to properly perform your responsibilities. If you contemplate taking on a second job, you must notify your supervisor immediately. The supervisor will ensure that the second job will not interfere with your job performance at Old Mutual Denver, or create a conflict or potential conflict of interest. Your supervisor and the Chief Compliance Officer must approve any second employment opportunities in writing before you accept it.

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Service as an Officer, Director or Trustee. You may not serve as a member of the board of directors or trustees, or as an officer, of any publicly-held company without the prior written approval of the Chief Compliance Officer, who must determine that such service would not be inconsistent with the interests of the clients of Old Mutual Denver. We strongly discourage service on the board of public companies because of the potential for real or apparent conflicts of interests.

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Gifts. Regulators require that Old Mutual Denver monitor the receipt and giving of gifts. The regulatory concern is that the receipt or giving of gifts, or excessive entertainment or favors could interfere with fiduciary judgment. You may not accept excessive gifts, entertainment or favors from current or prospective customers or suppliers of Old Mutual Denver and its affiliates. Cash gifts and checks or gift certificates convertible into cash are always inappropriate and must never be accepted. You may accept other gifts up to $100 in retail value provided they do not create a conflict of interest or even the appearance of any conflict of interest. Moreover, the combined value of gifts received from the same individual during a calendar year cannot exceed $100. You must report all gifts received, regardless of value, to your supervisor and the Compliance Department, which will review them. We reserve the right to require you to return any gift we determine is appropriate under the circumstances.

Gifts do not include occasional participation in business meals or entertainment. You must, however, decline invitations for excessive or extravagant entertainment. If you accept any excessive entertainment inadvertently, you must be reported in writing in accordance with these guidelines.

Similarly, in situations where you present a gift, entertainment, or other accommodation to a current or prospective customer or supplier, you must use careful judgment. Any such gift, entertainment or accommodation selected must be appropriate and not excessive. The Chief Compliance Officer must approve in advance the purchase of a gift with a retail value over $100 or if the presentation of a gift combined with other gifts given to the same client during the calendar year would exceed $100. Reports should include name of donor; title or position; department; name of recipient, description of gift; date presented; and actual value.

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Federal law prohibits you from directly or indirectly using any “act, device, scheme, artifice, practice or course of conduct to defraud, mislead or manipulate any client in connection with the purchase or sale of a security.” Federal law also prohibits you from making any untrue statement of material fact to any client, or from omitting to state a material fact necessary in order to make the statement made to any client not misleading under the circumstances.

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Similarly, you may not, directly or indirectly use any “act, device, scheme, artifice, practice or course of conduct to defraud, mislead or manipulate any client in connection with the allocation of brokerage commissions to compensate a broker for the sale of mutual fund shares.” Allocation of brokerage and soft dollars to brokers in exchange for the sale of mutual fund shares or the promotion of any other interest in securities, even if they are not shares of the Old Mutual Funds is strictly prohibited. Although Old Mutual Denver does not allocate brokerage itself, seeking such allocation information from sub-advisers or providing it to others is prohibited.

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You may never intentionally make, or intentionally cause to be made, a false statement in a filing made by Old Mutual Denver with a regulatory agency. Similarly, you may never intentionally make a false statement to a federal agency (such as the SEC). Both such actions are felonies under federal law.

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You must disclose any personal investment, interest in or relationship to a vendor or supplier with whom Old Mutual Denver does business. You may not negotiate or make decisions regarding Old Mutual Denver’s business with those companies unless you first disclose such interest to the Chief Compliance Officer and have obtained prior approval from the Chief Compliance Officer to be involved in such negotiations or decision-making.

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Do not recommend any transaction in a security for any client other than in the ordinary course of business of advising the Old Mutual Funds. Old Mutual Denver provides information, not investment advice. Similarly, Old Mutual Denver does not provide tax advice.

Hotline

If you have concerns about conflicts or potential conflicts of interest, please raise them with your supervisor or with the Compliance Department. Old Mutual Denver cannot address such issues or concerns unless it knows about them. It is in the best interest of all of us to identify and resolve such issues promptly. No retaliation will occur for good faith reporting of relevant concerns If you believe that a violation of the Code has occurred or is about to occur, you are required by law to report it.

Old Mutual Denver recognizes that some people may feel uncomfortable raising issues about conflicts of interest or other matters in person, especially if they question the propriety of something that is occurring. Although you are encouraged to raise these points openly with your supervisors, there are alternative ways to raise these issues.

Complaints or concerns about compliance, potential fraud, conflicts of interest that would impact our business or similar matters should be addressed to the Chief Compliance Officer. Our parent company, Old Mutual (US) Holdings (“OMUSH”), has arranged for a toll-free hotline that is jointly administered by Deloitte & Touche and Brian Adams & Associates, a security management firm. Employees can call the hotline (800-249-8145) and report issues or raise concerns on an anonymous basis. Matters reported on this line are forwarded to the Chief Compliance Officer of Old Mutual Denver, who has been designated as an ombudsman to resolve such concerns, as well as to the General Counsel of OMUSH.

The Audit Committee and Boards of Trustees of the Old Mutual Funds, as well as the management of Old Mutual Capital, wish to ensure that the financial and non-financial information disclosed by the Old Mutual Funds in reports to shareholders, is recorded, processed, summarized and reported fairly and accurately within the required time periods. An employee that has any concerns with respect to the financial reporting, auditing or disclosure issues relating to the Old Mutual Funds can contact the Chairs of the Audit Committees of the Old Mutual Funds on a confidential and anonymous basis, to report these concerns. At this time, the chair of the Audit Committees of the Old Mutual Funds is John Bartholdson, who can be reached at (610) 251-1000.

Insider Trading

Scope

The provisions of the Insider Trading Policy apply to all directors, officers, and employees of Old Mutual Denver and their “Related Persons”.

Insider Trading – Some Short Definitions

It is illegal to buy or sell a company's securities, including shares of the Old Mutual Funds, if you possess Material Nonpublic Information (defined below) about the issuer or its securities. This conduct is known as "insider trading." Passing on Material Nonpublic Information to someone else who may buy or sell securities to which the information relates is also illegal. This conduct is known as "tipping."

For purposes of the Insider Trading Policy, “securities” includes puts, calls, short positions and other derivative instruments that derive their value from the market value of traditional securities.

“Material” Information

Information is “material” if it could be important to decisions to buy, sell or hold an issuer’s securities. Any information that could reasonably be expected to affect the price of company securities is “material”. Material information can be positive or negative, and can relate to historical facts, projections, or future events.

During the ordinary course of business, Old Mutual Denver personnel can learn material information about many companies and securities, particularly portfolio securities held in the Old Mutual Funds. Material information can pertain to a company as a whole, or to divisions or subsidiaries of a company. Trading activity by, or the day to day portfolio content of, the Old Mutual Funds is material information. Therefore, insider trading principles and restrictions apply to your holdings in the Old Mutual Funds. Old Mutual plc is a public company and insider trading restrictions apply to trades in our parent company, as well.

Other information not specifically related to the Old Mutual Funds may also be material. Ordinarily, Old Mutual Denver personnel do not have regular access to such information. However, for general reference purposes, information dealing with these subjects is usually material:

Financial Related Subjects:

•	Financial results
•	Information regarding dividends and distributions
•	Changes in earnings forecasts
•	Unusual significant gains, losses or charges
•	Significant write-downs in assets
•	Significant changes in revenues
•	Significant liquidity issues
•	Changes in dividends
•	Stock splits
•	Stock repurchases
•	Changes in debt ratings
•	Significant new equity or debt offerings

Corporate Developments:

•	Proposals, plans or agreements, even if preliminary in nature, involving significant mergers, acquisitions, divestitures, recapitalizations, or strategic alliances
•	Major changes in directors or executive officers

Product Related Subjects:

•	Important new product offerings
•	Significant developments related to a company’s product offerings
•	Significant developments related to a company’s distribution relationships
•	Significant developments related to intellectual property
•	Mutual fund portfolio holdings

Other Subjects:

•	Developments regarding significant litigation
•	Developments regarding government agency actions
•	Execution or termination of significant contracts

Mutual Fund Specific Developments:

•	Pending changes of advisers or sub-advisers
•	Unusual or unexpected dividends
•	Changes of portfolio managers
•	Settlements of class action litigation or similar matters that could impact NAV

This list is not all-encompassing. Many other types of information may be considered material. And there are many ways that you can inadvertently obtain such information. For example, a vendor talking to you about his or her company may give you inside information about that company, or you may have a casual conversation at a restaurant with someone who offers you a “hot tip” about the company he or she works for. When in doubt about whether particular information is material, consult with the Chief Compliance Officer.

“Nonpublic” Information

Information is “nonpublic” if it is not available to the general public. In order for information to be considered “available to the general public,” it must have been widely disseminated in a manner designed to reach investors. This is generally done by the company issuing a press release, making a publicly-available filing with the SEC or posting on a publicly-available, non-password protected website. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

Even after public disclosure of material information regarding a company, an insider with knowledge of the information must wait a period of at least two full trading days after the publication for the information to be absorbed before that person can treat the information as public.

For purposes of the Code, a full trading day means from the opening of trading on the New York Stock Exchange to the closing of trading on the NYSE that day. Accordingly, if an announcement is made before the commencement of trading on a Tuesday, an employee in possession of such information may trade in that issuer’s securities starting on Thursday of that week (subject to any applicable blackout period and assuming the employee is not aware of other Material Nonpublic Information about the issuer at that time), because two full trading days would have elapsed by then (all of Tuesday and Wednesday).

“Material Nonpublic Information” is “Inside Information”

Material Nonpublic Information is information that is not known to the general public, that, if known, could reasonably be expected to affect the price of an issuer’s securities, or be considered important in deciding whether to buy, sell or hold a security. It usually is called “inside information.”

“Tipping”

Tipping is the disclosure of Material Nonpublic Information to another person, enabling the second person to trade on that information. Tipping can result in liability for both the tipper and tippee.

Consequences of Failure To Comply With Code Provisions on Insider Trading

Compliance with the provisions of the Code relating to Personal Securities Transactions does not excuse non-compliance with the insider trading prohibitions. If you have material non-public information, you are NEVER permitted to trade on it, even if the trade would otherwise be permissible under the Personal Securities Transactions provisions of the Code.

External Penalties

Legal penalties for trading on or tipping Material Nonpublic Information are severe. They include criminal fines, civil fines of several times the profits gained or losses avoided, imprisonment and private party damages. The penalties also may apply to anyone who directly or indirectly controlled the person who committed the violation, including the employer and its management and supervisory personnel. Significant penalties have been imposed even when the disclosing person did not profit from the trading.

Confidential Information

General Prohibitions

Material Nonpublic Information is only one type of confidential information. Our clients, shareholders, affiliates, and suppliers entrust Old Mutual Denver with important information relating to their personal and business matters. The nature of this relationship requires strict confidentiality and trust. All employees must sign a Confidentiality Agreement at the time they are hired and this agreement carries an obligation to maintain strict confidentiality, even after you leave Old Mutual Denver.

Even casual remarks can be misinterpreted and repeated; therefore, employees should develop the personal discipline necessary to maintain confidentiality. A violation of confidentiality can seriously injure Old Mutual Denver’s reputation and effectiveness. Therefore, personnel are not to discuss confidential Old Mutual Denver business with anyone who does not work for Old Mutual Denver. If you become aware of anyone breaking this trust, you should report it to your supervisor immediately.

If someone outside Old Mutual Denver or your department asks questions regarding confidential matters, you are not required to answer. You should refer the request to your department supervisor.

No one is permitted to remove or make copies of any Old Mutual Denver records, reports or documents without prior approval from your supervisor.

Public Disclosure Of Information About Old Mutual Denver and Its Funds

If any director, officer, employee, agent, or consultant of Old Mutual Denver receives any inquiry from the outside, such as from the media, a stock analyst or investors, for information that may be nonpublic information (particularly financial results, portfolio holdings information or projections regarding the Old Mutual Funds), the inquiry must be referred to Old Mutual Denver’s Chief Operating Officer, Chief Compliance Officer or General Counsel. In communicating with analysts and the general public, Old Mutual Denver will observe the following practices:

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Unscheduled communications to analysts or the general public regarding the Old Mutual Funds or Old Mutual Denver should be made only by designated senior management or by Old Mutual Denver’s outside public relations firm.

•	Shareholders seeking information regarding the Old Mutual Funds should be transferred to Old Mutual Shareholder Services.

•	Old Mutual Denver will not issue projections of, or comment on, future investment performance of itself or any of its products, including the Old Mutual Funds.

•	Information regarding securities held in the portfolios of the Old Mutual Funds may be released only if the provisions of the Holdings Disclosure Policy are followed.

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Disclosure of information about clients, including Old Mutual Fund shareholders, is subject to the provisions of our Privacy Policy. Generally, that policy prohibits any such disclosure except in very narrowly defined circumstances.

Confidentiality Nonpublic Information About Old Mutual Denver and Its Affiliates

Nonpublic information relating to Old Mutual Denver its advisory affiliates and the Old Mutual Funds is the property of Old Mutual Denver or those affiliated entities, and the unauthorized disclosure of such information is not permitted.

Personal Securities Trading

Persons employed in the financial services industry are subject to regulatory restrictions on the purchase and sale of securities for their own accounts. In addition, as part of its obligations under the securities laws, Old Mutual Denver is required to maintain information about the securities trading activity of its personnel. These restrictions and reporting requirements are imposed by the SEC and other regulators on the assumption that industry employees have a greater opportunity for access to Material Nonpublic Information than do employees in other types of businesses, and, therefore, a greater potential to misuse that information.

The insider trading provisions in this Code and the following limitations on your personal securities trading are designed to prevent violations of the securities laws, as well as to avoid the appearance of impropriety by Old Mutual Denver personnel. All of your personal securities trading must be consistent with the provisions of this Code.

Persons Covered

This Code does not cover the Trustees of the Old Mutual Funds who are not ”interested persons” and who are subject to the Funds’ Codes of Ethics. Similarly, it does not cover personnel employed by sub-advisers to the Old Mutual Funds or other Old Mutual affiliated companies, who are subject to the provisions of their own firms’ respective Codes of Ethics.

It does cover all persons employed by Old Mutual Denver. For purposes of this Code, categories of Old Mutual Denver personnel are defined below:

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Access Persons are Old Mutual Denver personnel deemed by the Chief Compliance Officer to regularly have, or the ability to easily obtain, non-public information regarding client portfolios and transactions. They have the most restrictions surrounding their activities. A list of Access Persons, which may be modified from time to time, is attached to this Code.

•	Affiliated Persons are Old Mutual Denver personnel deemed by the Chief Compliance Officer to not have access to information regarding client portfolios and transactions.

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Non-Resident Directors are those persons who sit on the Boards of Directors of the various Old Mutual Denver companies but are not employees of Old Mutual Denver, do not maintain physical offices at Old Mutual Denver and have no regular access to, or need for, portfolio information. By virtue of their office, Non-Resident Directors are deemed by regulation to be Access Persons. Non-Resident Directors that are subject to the requirements of a Code of Ethics of an Old Mutual Denver affiliate are exempt from requirements of this Code provided that they comply with the requirements of the affiliate company’s Code of Ethics. Non-Resident Directors not subject to an affiliate Code of Ethics are subject to the Code as Access Persons, unless stated otherwise.

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Related Persons generally include persons or accounts with a personal or financial relationship with Old Mutual Denver personnel. For most people, “Related Persons” include spouses and children. The term also includes:

•	Accounts in your name, in whole or part, including any joint account, family account and self-directed account, that hold securities;

•	Accounts in the name of your spouse and minor children living in your household;

•	Accounts of any other member of your household for which you exercise control or substantial influence;

•	Accounts of any other relatives (of you or your spouse or domestic partner) for which you exercise control or substantial influence;

•	Trust accounts and similar arrangements for which you act as trustee or otherwise exercise substantial influence, such as UGTMA accounts for your children;

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Trust accounts and similar arrangements which benefit you directly or indirectly (but excluding accounts for which you do not substantially influence investment policy or other decisions, directly or indirectly);

•	Corporate accounts controlled, directly or indirectly, by you, such as corporate pension, benefit or investment accounts; and

•	Accounts in the name of unrelated third parties, such as a civic or religious organization or investment clubs, if you make investment decisions for those accounts.

Under the federal securities laws, relationships or accounts that fall into these categories are “Related Persons”, and are subject to the same restrictions on trading as Old Mutual Denver Personnel. You are responsible for insuring that your Related Persons comply with the provisions of the Code.

Answers To Frequently Asked Questions About Personal Securities Trading

▪	Does the Code Apply to All Securities Transactions?

The definition of “Security” is contained in Section 2(a) (36) of the Investment Company Act of 1940, but it includes traditional stocks, bonds, fixed income instruments and mutual funds (which have somewhat different rules surrounding trading) as well as related securities, such as options, warrants, synthetic securities, or any other instrument whose value directly fluctuates as a result of a change in value of another security. It also includes holdings in the Old Mutual Funds. Note that trading in put and call options, or short sales of securities, may raise issues. If the purchases or sale requires pre-clearance under the Code, it is highly likely that the closing of such positions also will require pre-clearance. In some circumstances, closing such a position may not be approved, and you could sustain losses. For purposes of the Code, the term “Security” does not include direct obligations of the U. S. government (U.S. treasury bills, notes and bonds), money market instruments (including bank certificates of deposit, bankers’ acceptances, commercial paper and repurchase agreements), shares of money market funds, shares of open-end mutual funds other than Affiliated Funds, shares of unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Affiliated Funds.

▪	Are there certain restrictions that apply to every security?

You may never buy or sell any security, including shares of Old Mutual Funds, if you are aware of Material Nonpublic Information. This prohibition applies to transactions that you may authorize or advise for any personal securities account that you or a “Related Person” own, in whole or part, or over which you have control or substantial influence. You may not buy or sell any security if that transaction could cause a conflict of interest or an appearance of a conflict of interest in relation to your position with Old Mutual Denver.

▪	Do transactions need to be pre-cleared?

Access Persons, except Non-Resident Directors, must pre-clear all transactions in Securities not meeting the de minimis exception (described below). Non-Resident Directors must pre-clear all transactions in IPOs and private placements.

▪	Are there any short term trading restrictions?

An investment in Securities must be held at least 60 days before you can sell at a profit. Any investment in an Old Mutual Fund must be held for at least 90 days before you can sell it at a profit. Any investment in an Affiliated Fund that is not an Old Mutual Fund must be held for at least 60 days before you can sell it at a profit. Exceptions must receive prior approval from the Compliance Department and will be limited to hardship or other unusual circumstances. The short-term trading restrictions do not apply to Non-Resident Directors.

Initial and Annual Disclosure of Personal Securities Holdings

Each Access Person and Affiliated Person must disclose and certify to the Compliance Department on an Initial Holdings Report securities holdings in which he or she or a Related Person has a beneficial interest no later than 10 business days after commencement of employment or affiliation with Old Mutual Denver. Information provided must be as of a date no earlier than 45 days before the date of employment of the new employee. Holdings information must be updated annually thereafter as of December 31 of each year. Annual reports must be delivered to the Compliance Department no later than January 30 of the following year. The initial holdings and annual holdings reports must contain the following information:

•	the title, type and number of shares, or principal amount, interest rate and maturity date (if applicable),and ticker symbol or CUSIP number of each security held beneficially;

•	the name of any broker, dealer, bank or custodian with or through which an account is maintained in which the person has a beneficial interest, along with the corresponding account number; and

•	the date the report is submitted.

Ongoing Reporting of Personal Securities Transactions

Each Access Person and Affiliated Person shall:

(i)	as noted above, identify to Old Mutual Denver any brokerage or other account, including accounts of Related Persons and

(ii)

authorize Old Mutual Denver to instruct the broker or custodian to deliver to the Compliance Department duplicate confirmations of all transactions and duplicate monthly statements. You are responsible for ensuring initially that the Compliance Department receives these confirmations and statements and for following up subsequently if the Compliance Department notifies you that they are not being received. The Compliance Department may require you to close an account if your broker fails to provide periodic confirmations or account statements on a timely basis.

Each Access Person, Affiliated Person, and their Related Persons, must report all personal securities transactions in which he or she has a beneficial interest, including transactions in shares of all Affiliated Funds, during a quarter to the Compliance Department no later than thirty days after the end of the calendar quarter. Quarterly transaction reports must include the following information for each individual transaction:

•	the date of the transaction;
•	the title, type and number of shares, or principal amount, interest rate and maturity date (if applicable),and ticker symbol or CUSIP number of each security held beneficially;
•	the nature of the transaction (i.e., purchase, sale, exchange, gift, or other type of acquisition or disposition);
•	the price at which the transaction was effected;
•	the name of the broker, dealer or bank with or through which the transaction was effected;
•	the account number; and
•	the date the report is submitted.

In addition, for each account established during the quarter in which securities are held for the benefit of an Access Person or Affiliated Person, the quarterly report must include:

•	the name of the broker, dealer, custodian or bank with whom the account was established;
•	the date the account was established;
•	the account number; and

•	the date the report is submitted.

Certification of Compliance

Each Access Person and Affiliated Person is required to certify at the time of joining Old Mutual Denver and subsequently on an annual basis:

(i)	he or she has read and understands the Code,

(ii)	recognizes that he or she is subject to the Code, and

(iii)	he or she has disclosed or reported all personal securities transactions required to be disclosed or reported under the Code.

The Chief Compliance Officer shall initially and annually distribute a copy of the Code, require certification by all covered persons and be responsible for ensuring that all personnel comply with the certification requirement.

In the event that the Code is amended, the Chief Compliance Officer will distribute a copy of the amended Code or the Code amendments and require certification of receipt from all personnel.

Pre-Clearance of Transactions

No Access Person, except Non-Resident Directors, may purchase or sell a Security unless the transaction has been approved in advance by the Compliance Department as outlined below and executed in accordance with the pre-clearance procedures contained in this Code. Each approval must be in writing, and, unless otherwise indicated, shall be effective for two trading days after approval is granted. Non-Resident Directors are required to receive approval prior to purchasing initial public offerings and private placements (see requirements to pre-clear below). Affiliated Persons are not subject to these pre-clearance procedures.

Exceptions And Exemptions To The Pre-Clearance Requirement

The provisions of this Code are intended to limit the personal investment activities of persons subject to the Code only to the extent necessary to accomplish the purposes of the Code. Therefore, the pre-clearance and reporting provisions of the Code shall not apply to:

•	Purchases or sales effected in any account over which the persons subject to this Code have no direct or indirect influence or control, including discretionary accounts #;
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Purchases or sales in an amount less than $10,000 in a security of an issuer (other than shares of the Old Mutual Funds, investments in initial public offerings (which are prohibited under the Code) and securities of private placements) that has a market capitalization of at least $5 billion are exempt from the pre-clearance requirements of the Code. However, trades falling within this de minimis exception still must be reported pursuant to the requirements of this Code. If you rely upon this de minimis exception in error (in other words, if the trade does not

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# In order for an account to be deemed discretionary under this Code, approval must be received by the Chief Compliance Officer. Supporting documentation must be provided in the form of a letter from the manager of the discretionary account and a copy of the most recent account statement. Ordinarily, for an account to be deemed a discretionary account, it must be managed by someone other than the Access or Affiliated Person or Related Person, and the Access Or Affiliated Person must not have knowledge of the transactions until after they are executed, and the Access or Affiliated Person has previously identified the account to Old Mutual Denver’s Chief Compliance Officer.

meet the de minimis test) you will be subject to penalties under this Code. It is your responsibility to prove that the transaction meets this exemption.

•	Due to the small likelihood of abuse or conflicts of interest with client interests, purchases and sales of the following securities are exempt from the pre-clearance requirements of the Code:
o	U.S. government securities;
o	Money Market Mutual Funds
o	Bank certificates of deposit or commercial paper
o	Municipal bonds

•	Sales made pursuant to odd lot tender offers where acceptance of the tender is discretionary on the part of the issuer. Purchases made as part of an odd lot tender election are subject to the Code.
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Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of securities to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

•	Purchases made as part of a 529 Plan. Rebalancing of investment alternatives in a 529 Plan, which can occur only once a year, also are exempt.
•	Regularly scheduled and matching contributions to and withdrawals from a mutual fund or collective trust in a benefit plan.
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Periodic purchases and reinvestments in and withdrawals from a dividend reinvestment plan when the transactions are not subject to the discretion of the buyer or seller (in other words, the transactions are periodic and automatic, and require no decision on the part of the buyer or seller);

•	Bona fide gifts of securities, unless you have reason to believe the recipient intends to sell the securities while possessing Material Nonpublic Information;
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Acceptance or vesting and any related stock withholding (for so-called “cashless exercises”) of stock options, restricted stock, restricted stock units, phantom stock units or other grants issued under incentive compensation plans;

•	Acquisition or disposition of stock in a stock split, reverse stock split, stock dividend, or other transaction affecting all shareholders of the stock in a similar manner; and
•	Rebalancing of allocations in a periodic investment plan, including a 529 Plan.

Hardships

Under unusual circumstances, such as a personal financial emergency, application for an exemption to make a transaction may be made to the Chief Compliance Officer, which application may be denied or granted. To request consideration of an exemption, submit a written request containing details of your circumstances, reasons for the exception and exception requested. A hardship exemption will not be granted after the fact.

The Chief Compliance Officer may, in unusual circumstances, approve exceptions from the Code applicable to an individual, based on the unique circumstances of such individual and based on a determination that the exceptions can be granted (i) consistent with the individual’s fiduciary obligations to Clients and (ii) pursuant to procedures that are reasonably designed to avoid a conflict of interest for the individual. Any such exceptions shall be subject to such additional procedures, reviews and reporting as determined appropriate by the Chief Compliance Officer in connection with granting such exception. Any such exceptions will be reported to the Board of Trustees of the Funds.

Additional Trading Restrictions

No Investments in Initial Public Offerings

No Access Person (except Non-Resident Directors) or Affiliated Person shall acquire any security in an initial public offering of a security that is not exempt from the provisions of the Code. New issues of municipal securities are not considered initial public offerings. Non-Resident Directors must receive approval prior to purchasing initial public offerings.

No Transactions with Clients

No Access Person, Affiliated Person, or Non-Resident Director shall knowingly sell to or purchase from a client any security or other property except securities issued by that client. For example, although the Old Mutual Funds are clients of Old Mutual Denver, transactions in shares of those Funds is permitted.

No Conflicting Transactions

No Access Person or Affiliated Person shall purchase or sell for his or her own personal account and benefit, or for the account and benefit of any Related Person, any security (other than shares of a Fund) that the person knows or has reason to believe is being purchased or sold or considered for purchase or sale by a client, until the client’s transactions have been completed or consideration of such transactions has been abandoned. The purchase and sale of shares of any Old Mutual Fund is not a conflicting transaction for the purpose of this section.

Private Placements

No Access Person or Affiliated Person may acquire any security in a private placement without the prior written approval of the Chief Compliance Officer. In deciding whether that approval should be granted, consideration will be given to whether the investment opportunity should be reserved for clients and whether the opportunity has been offered because of the person’s relationship with Old Mutual Denver or its clients.

Short-Term Trading

No Access Person (except Non-Resident Directors) or Affiliated Person may profit from the purchase and sale, or sale and purchase, of the same (or equivalent) Securities, within 60 days if the same (or equivalent) securities have been held by a Client during such 60-day period. Any profit so realized will be required to be donated to a charitable organization selected by the Person who engaged in such short-term trading. Shares of the Old Mutual Funds must be held for at least 90 days before they may be sold at a profit. Shares of an Affiliated Fund that is not an Old Mutual Fund must be held for at least 60 days before you can sell it at a profit.

Blackout Periods

The periods leading up to and immediately following the quarterly announcement of portfolio holdings by the Old Mutual Funds is a particularly sensitive period of time for trading in Old Mutual Fund shares from the perspective of complying with applicable securities laws.

During this period, Access Persons (except Non-Resident Directors) are prohibited from trading in Old Mutual Funds securities and entering into trading plans during the period beginning fifteen days prior to the end of the fiscal quarter and ending at the close of trading on the New York Stock Exchange on the second full trading day following the release of such information. Such release is normally made approximately 15 calendar days following quarter end. The beginning and end of each such blackout periods will be announced by the Compliance Department.

Old Mutual Denver reserves the right to impose other trading blackouts from time to time on specified groups of its personnel, agents or consultants when, in the judgment of the Chief Compliance Officer, a blackout period is warranted. The Compliance Department will notify those affected by such a blackout of when the blackout begins and when it ends. Those affected should not disclose to others the fact of such trading suspension.

Even when there is no blackout period, any person possessing Material Nonpublic Information may not engage in any transactions in relevant securities until such information has been known publicly for at least two full trading days, whether or not the Compliance Department has announced a blackout period.

Compliance Department Review and Recordkeeping

The Compliance Department shall review all documents required to be submitted under this Code, and all materials required under the Code and the Investment Advisers Act of 1940, including pre-approvals, account statements and other Code materials shall be kept in the department’s files and maintained for at least five years after the end of the fiscal year in which it is made, the first two years in an easily accessible place.

Reports to Mutual Fund Boards

The Chief Compliance Officer shall report to the Boards of Trustees of the Funds on a quarterly basis any material violations of the Code, and, at least yearly, shall report on the efficacy of the Code, together with any recommendations for changes in the Code.

Other Reports

In some circumstances, Old Mutual Denver may be required to report material violations of the Code to the SEC and/ or the Financial Industry Regulatory Authority (“FINRA”)

Penalties

Old Mutual Denver may impose a range of penalties for violations of the Personal Securities Trading provisions of the Code. Those penalties may range from a letter of reprimand to disgorgement of profits to suspension of trading privileges to termination of employment.

Effective:	January 1, 2008